Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

October 24, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

Pursuant to Regulations 30 and 33 and other applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and in furtherance to our letter dated September 22, 2025, we would like to inform that the Board of Directors of the Company, at their meeting held today, i.e. October 24, 2025, have inter alia approved the Unaudited Financial Results of the Company for the quarter and half-year ended September 30, 2025. In this regard, we are enclosing herewith:

1.	Unaudited Consolidated Financial Results of the Company for the quarter and half-year ended September 30, 2025, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB);

2.	Press Release on Unaudited Financial Results of the Company for the quarter and half-year ended September 30, 2025;

3.	Unaudited Consolidated Financial Results of the Company for the quarter and half-year ended September 30, 2025, as per Indian Accounting Standards;

4.	Unaudited Standalone Financial Results of the Company for the quarter and half-year ended September 30, 2025, as per Indian Accounting Standards; and

5.	Limited Review Reports of the Statutory Auditors on the Unaudited Standalone and Consolidated Financial Results as mentioned at serial nos. 3 & 4.

The Board Meeting commenced at 2:00 PM (IST) and concluded at 3:57 PM (IST).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above